

Mail Stop 4720

April 6, 2017

Lori A. Goldman
General Counsel and Secretary
Bryn Mawr Bank Corporation
801 Lancaster Avenue
Bryn Mawr, PA 19010

> **Re:** **Bryn Mawr Bank Corporation**
> **Registration Statement on Form S-4**
> **Filed March 29, 2017**
> **File No. 333-216995**

Dear Ms. Goldman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Paul J. Jaskot, Esq.